UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.     )*

MULTI LINK TELECOMMUNICATIONS, INC.

(Name of Issuer)

Series A Convertible Preferred Stock, par value $0.01 per share

(Title of Class of Securities)

62541M 10 7 (CUSIP Number)

May 17, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62541M 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Craig A Collard
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only

4.	Citizenship or Place of Organization.

North Carolina, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power

115,608 shares*
6. Shared Voting Power

0 shares
7. Sole Dispositive Power

115,608 shares*
8. Shared Dispositive Power

0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

115,608 shares*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)

11.0%
12.	Type of Reporting Person (See Instructions)

IN

*	See the explanation of securities underlying these shares of Series A Convertible Preferred Stock in Item 4 of the Notes to this Schedule 13G, below.

CUSIP No. 62541M 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Collard Family Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only

4.	Citizenship or Place of Organization.

Nevada, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power

109,466 shares*
6. Shared Voting Power

0 shares
7. Sole Dispositive Power

109,466 shares*
8. Shared Dispositive Power

0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person.

109,466 shares*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)

10.42%
12.	Type of Reporting Person (See Instructions)

OO

*	See the explanation of securities underlying these shares of Series A Convertible Preferred Stock in Item 4 of the Notes to this Schedule 13G, below.

Item 1.	(a)	Name of Issuer

Multi Link Telecommunications, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

5555 Triangle Parkway, Suite 300 Norcross, GA 30092

Item 2.	(a)	Name of Person Filing

This statement is filed by:

(i) Craig A Collard.

(ii) Collard Family Limited Partnership.

	(b)	Address of Principal Business Office or, if none, Residence

Address of the reporting persons is:

107 Trellingwood Drive, Morrisville, NC 27560.

	(c)	Citizenship

Craig A Collard is a resident of North Carolina. Collard Family Limited Partnership is a Nevada limited partnership.

	(d)	Title of Class of Securities

Series A Convertible Preferred Stock, par value $0.01 per share

	(e)	CUSIP Number

62541M 10 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

A. Craig A Collard

(a) Amount beneficially owned:

115,608 shares of Series A.*

(b) Percent of class:

11.0%.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

115,608.*

(ii) Shared power to vote or to direct the vote

0.

(iii) Sole power to dispose or to direct the disposition of

115,608.*

(iv) Shared power to dispose or to direct the disposition of

0.

B. Collard Family Limited Partnership

(a) Amount beneficially owned:

109,466 shares of Series A.*

(b) Percent of class:

10.42%.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

109,466.*

(ii) Shared power to vote or to direct the vote

0.

(iii) Sole power to dispose or to direct the disposition of

109,466.*

(iv) Shared power to dispose or to direct the disposition of

0.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

*  With respect to shares reported by both Persons, the shares of Series A Preferred Stock are convertible into shares of Common Stock of the issuer at a conversion rate of approximately 494.96 shares of Common Stock for each share of Series A Preferred Stock. In addition, upon information and belief, the issuer intends to amend its Certificate of Incorporation to, among other things, effect a 1-for-15 reverse stock split of its Common Stock, upon which amendment the Series A Convertible Preferred Stock would be convertible into shares of Common Stock at a post-split conversion rate of approximately 33 shares of Common Stock for each share of Series A Preferred Stock.

In addition, shares reported as being beneficially owned by Craig A Collard, include the 109,466 shares reported herein for Collard Family Limited Partnership, 1,024 shares of Series A Convertible Preferred Stock owned by Craig Collard directly and an additional 5,118 shares of Series A Convertible Preferred Stock owned by the C. Collard Irrevocable Trust, of which Craig Collard is a beneficiary and trustee.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Craig A Collard indirectly has the power to direct the receipt of proceeds from the sale of securities owned by the Collard Family Limited Partnership which are reported herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: May 26, 2006

CRAIG A. COLLARD, INDIVIDUALLY

/s/ Craig A. Collard
Signature

COLLARD FAMILY LIMITED PARTNERSHIP

By:	/s/ Craig Collard
Name:	Craig Collard
Title:	General Partner

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.

The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

http://www.sec.gov/divisions/corpfin/forms/13g.htm

Last update: 11/05/2002